    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 23, 1997

                                                       REGISTRATION NO. 33-68712
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--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                         POST-EFFECTIVE AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                            ------------------------

                        BURNHAM PACIFIC PROPERTIES, INC.
             (Exact Name of Registrant as Specified in its Charter)

              CALIFORNIA                              33-0204162
    (State or other jurisdiction of        (I.R.S. Employer Identification
    incorporation or organization)                     Number)

                              610 WEST ASH STREET
                                   SUITE 1600
                          SAN DIEGO, CALIFORNIA 92101
                                 (619) 652-4700
                  (Address, including zip code, and telephone
                  number, including area code, of registrant's
                          principal executive offices)

                                DANIEL B. PLATT
                              610 West Ash Street
                                   Suite 1600
                          San Diego, California 92101
                                 (619) 652-4700
                    (Name, address, including zip code, and
                     and telephone, including area code of
                               agent for service)

                                    COPY TO:
                             WILLIAM B. KING, P.C.
                          Goodwin, Procter & Hoar LLP
                                 Exchange Place
                                Boston, MA 02109
                                 (617) 570-1000

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--------------------------------------------------------------------------------

PROSPECTUS

                        BURNHAM PACIFIC PROPERTIES, INC.
                             SHARES OF COMMON STOCK
                                     AND/OR
                             CONVERTIBLE DEBENTURES

                            ------------------------

    Any combination of shares of Common Stock, without par value (the "Shares"), and/or Convertible Debentures, issuable in series (the "Debentures"), valued in the aggregate at a maximum of $200,000,000, are being offered from time to time (the "Offerings(s)") by Burnham Pacific Properties, Inc., (the "Corporation") a California corporation. The Corporation is a real estate investment trust under the Internal Revenue Code of 1986, as amended (the "Code"). The Shares and Debentures are hereinafter collectively referred to as the "Securities." When a particular Offering of the Securities is proposed, a supplement to this Prospectus (the "Prospectus Supplement") will be delivered with this Prospectus setting forth: the type and amount of Securities offered; the purchase price and other terms of the offering; and any listing on a securities exchange; and, if Debentures are offered, the rate and time of payment of interest; the maturity or maturities; the initial price and date after which such Debentures may be converted into Common Stock; the terms for a sinking, purchase or analogous fund, if any; and the terms for redemption or early payment.

    The Securities may be sold: (i) through underwriting syndicates represented by one or more managing underwriters, or by one or more underwriters without a syndicate; (ii) through agents designated from time to time; and (iii) directly to institutional investors. The names of any underwriters or agents of the Corporation involved in the sale of the Securities in which this Prospectus is being delivered and any applicable commissions or discounts will be set forth in the Prospectus Supplement. The net proceeds to the Corporation from such sale also will be set forth in the Prospectus Supplement.

    The Corporation's shares of Common Stock are traded on the New York Stock Exchange under the symbol "BPP." On January 22, 1997, the closing sale price of such shares on the New York Stock Exchange was $14 5/8 per share.

    The Debentures will be unsecured general obligations of the Corporation issuable in one or more series and will be subordinated to all existing and future Senior Indebtedness (as defined herein) of the Corporation. The indenture under which the Debentures will be issued does not restrict the amount of Senior Indebtedness or other indebtedness that may be incurred by the Corporation. As of December 31, 1996, the Corporation had approximately $179,000,000 of Senior Indebtedness.

    There is currently no market for the Debentures.

                            ------------------------

    No offers or sales will be made except through a Supplement Prospectus.

                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                THIS PROSPECTUS. ANY REPRESENTATION TO THE
                      CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                The date of this Prospectus is January 23, 1997.

                             AVAILABLE INFORMATION

    No person has been authorized to give any information or to make any representation not contained or incorporated by reference in this Prospectus or any accompanying Prospectus Supplement and, if given or made, such information or representation must not be relied upon as having been authorized by the Corporation or any underwriter, dealer or agent. Neither the delivery of this Prospectus or any accompanying Prospectus Supplement nor any sale made hereunder or thereunder shall, under any circumstances, create an implication that the information contained herein or in the accompanying Prospectus Supplement is correct as of any date subsequent to the date hereof or thereof or that there has been no change in the affairs of the Corporation since the date hereof or thereof. Neither this Prospectus nor any accompanying Prospectus Supplement constitutes an offer to sell or a solicitation of an offer to buy Securities in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

    The Corporation is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and in accordance therewith files periodic and current reports and other information with the Securities and Exchange Commission (the "Commission"). Information concerning the directors and officers, their remuneration and any material interest of such persons in transactions with the Corporation, as of particular dates, is disclosed in proxy statements distributed to shareholders of the Corporation and filed with the Commission. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports, proxy statements and other information can also be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at 500 West Madison Street (Suite 1400), Chicago, Illinois 60661 and at 7 World Trade Center, 13th Floor, New York, New York 10048 and at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. The Commission also maintains a Web site that contains reports, proxy statements and other information about the Corporation filed electronically with the Commission: http://www.sec.gov.

    The Corporation furnishes to its securities holders annual reports containing audited financial statements and interim reports containing unaudited financial statements.

    The Corporation has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, copies of which may be obtained upon payment of a fee prescribed by the Commission, or may be examined free of charge at the principal office of the Commission in Washington, D.C.

    Statements made in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Corporation hereby incorporates by reference its Annual Report on Form 10-K for the year ended December 31, 1995 and its Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1996, June 30, 1996 and September 30, 1996.

    All documents subsequently filed by the Corporation pursuant to Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act after the date of this Prospectus and prior to the termination of the offering of the Shares or

Debentures shall be deemed to be incorporated by reference in this Prospectus and to be a part thereof from the date of the filing of such documents. Any statement contained in a document incorporated by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed incorporated document or in an accompanying Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    UPON WRITTEN OR ORAL REQUEST OF ANY PERSON TO WHOM A PROSPECTUS IS DELIVERED, THE CORPORATION WILL PROVIDE, WITHOUT CHARGE, A COPY OF THE DOCUMENTS WHICH HAVE BEEN INCORPORATED BY REFERENCE IN THIS PROSPECTUS. REQUESTS FOR SUCH DOCUMENTS SHOULD BE DIRECTED TO NINA GALLOWAY, VICE PRESIDENT AND SECRETARY, BURNHAM PACIFIC PROPERTIES, INC., 610 WEST ASH STREET, SUITE 1600, SAN DIEGO, CALIFORNIA 92101, (619) 652-4725.

                                THE CORPORATION

    Burnham Pacific Properties, Inc. (the "Corporation") is a real estate investment trust ("REIT") that acquires, develops, and operates primarily retail shopping centers in California. The Corporation's strategic focus is to invest in shopping centers and other retail or entertainment centers in California and the Pacific Northwest, taking advantage of the region's growth prospects resulting from its Pacific Rim location, quality of life, diversified business base, and well-educated employee base. The Corporation's operating philosophy is to enhance the performance and value of its portfolio through renovation, expansion, and leasing strategies designed to meet the needs of an evolving retail marketplace. The Corporation also seeks to create value through the acquisition of properties which can benefit from the Corporation's expertise in shopping center management, renovation and expansion, as well as the development of new properties.

    At December 31, 1996, the Corporation owned interests in 21 retail centers, all located in California, 16 of which were fully operating, one of which was operating but undergoing renovation and expansion, and four of which were in various stages of development by the Corporation or an affiliate. The Corporation also owned four industrial and office properties in Southern California, which are considered non-strategic. The Corporation intends to dispose of the non-strategic properties in the future as market conditions permit. The properties owned by the Corporation from time to time are sometimes referred to herein as the "Properties."

    The Corporation was formed in 1987 as the successor to a publicly-traded real estate limited partnership which was organized in 1963.

    Reference is made to the applicable Prospectus Supplement accompanying this Prospectus for additional information concerning the Corporation as of the date of such Prospectus Supplement.

    The Corporation is organized under the laws of the State of California. Its principal executive Office is located at 610 West Ash Street, Suite 1600, San Diego, California, 92101, telephone (619) 652-4700.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                                                           YEAR ENDED DECEMBER 31,                 NINE MONTHS ENDED
                                                            -----------------------------------------------------    SEPTEMBER 30,
                                                              1991       1992       1993       1994       1995           1996
                                                            ---------  ---------  ---------  ---------  ---------  -----------------
                                                                                     (DOLLARS IN THOUSANDS)
Ratio of earnings to fixed charges........................       1.24       1.09       1.94       2.13         --           1.78
Deficiency in the coverage of fixed charges by earnings
 before fixed charges.....................................         --         --         --         --  $  15,048             --

    The ratio of earnings to fixed charges equals earnings before fixed charges divided by fixed charges. For purposes of calculating the ratio of earnings to fixed charges, earnings before fixed charges consist of income from operations plus fixed charges. Fixed charges consist of interest expense and capitalized interest.

    Exclusive of the impairments/writedowns of assets, the ratio of earnings to fixed charges for the year ended December 31, 1995, would have been 1.61.

                                USE OF PROCEEDS

    Unless otherwise described in the applicable Prospectus Supplement, the Corporation intends to use the net proceeds from the sale of Securities primarily to repay indebtedness, to acquire additional shopping centers or other retail or entertainment facilities and to fund the development, expansion and/or improvement of new or existing shopping centers or other retail or entertainment centers already owned by the Corporation.

    The Corporation continually evaluates prospective acquisitions of additional individual properties and portfolios of shopping centers or other retail or entertainment centers, which the Corporation believes can be purchased at attractive initial yields and/or which demonstrate the potential for revenue and cash flow growth through implementation of renovation, expansion, re-tenanting and re-leasing programs similar to those that the Corporation has undertaken with respect to retail properties in its existing portfolio.

    The Corporation has a revolving line of credit which it may draw on for acquisitions as well as for other general corporate purposes including renovations and expansions of existing properties and the development of new properties. It is the Corporation's expectation that net proceeds from the sale of the Securities will be used to make further acquisitions and also to repay such bank borrowings and other outstanding debt from time to time.

    Acquisitions or development of additional properties are approved only after a detailed analysis by the Corporation's management of the effect of the acquisition (and of any contemplated development, expansion or renovation and related re-tenanting and re-leasing program with respect to the acquired properties) on the Corporation as a whole, and with the objective that the acquisition of the particular shopping centers ultimately be accretive, rather than dilutive, to outstanding shares of Common Stock (i.e., that anticipated per share funds from operations of the Corporation will increase following the acquisition and development and redevelopment and related lease-up of the properties and after giving effect to the cost to the Corporation of the additional capital used to make such acquisition). No assurance can be made that each acquisition or development will in fact be accretive, or may not become so only after an initially dilutive period following the acquisition and completion of any development or renovation activities.

    Pending their use as described above, the net proceeds from the sale of any Securities may be used for other general corporate purposes of the Corporation or invested in short-term securities.

                                  RISK FACTORS

    Prospective investors should carefully consider the following information in conjunction with the other information contained in this Prospectus and the applicable Prospectus Supplement before purchasing any Securities.

GENERAL REAL ESTATE INVESTMENT RISKS

    Real property investments are subject to a variety of risks. The yields available from equity investments in real estate depend on the amount of income generated and expenses incurred. If the Properties do not generate sufficient income to meet operating expenses, including debt service and capital expenditures, the Corporation's cash flow and ability to make distributions to its shareholders will be adversely affected. The performance of the economy in each of the areas in which the Corporation's properties are located affects occupancy, market rental rates and expenses and, consequently, has an impact on the income from the properties and their underlying values. The financial results of major local employers may have an impact on the cash flow and value of certain of the properties.

    Income from the Corporation's Properties may be further adversely affected by, among other things, the general economic climate, local economic conditions in which the Properties are located, such as oversupply of space or a reduction in demand for rental space, the attractiveness of the Properties to tenants, competition from other available space, the ability of the Corporation to provide for adequate maintenance and insurance and increased operating expenses. There is also the risk that as leases on the Properties expire, tenants will enter into new leases on terms that are less favorable to the Corporation. Income and real estate values may also be adversely affected by such factors as applicable laws (e.g., the Americans With Disabilities Act of 1990 and tax laws), interest rate levels and the availability and terms of financing. In addition, real estate investments are relatively illiquid and, therefore, will tend to limit the ability of the Corporation to vary its portfolio promptly in response to change in economic or other conditions.

    Most of the leases of the Corporation's retail Properties, as is common with many multi-tenant shopping centers, provide for tenants to reimburse the Corporation for a portion (frequently based upon the portion of total retail space in the Property that is occupied by the tenant) of the common area maintenance ("CAM") expenses of the Property. To the extent that a Property has vacant rentable space, not only will the Corporation be deprived of the base rent that it would receive if the vacant space were occupied, but the Corporation itself will have to bear the unreimbursed CAM expense applicable to such vacant space.

COMPETITION

    Numerous retail properties compete with the Corporation's Properties in attracting tenants to lease space. Some of these competing properties are newer and better located or designed and may offer lower expenses or be better capitalized than the Corporation's Properties. The number of competitive commercial properties in a particular area could have a material effect on the Corporation's ability to lease space in its Properties or at newly developed or acquired properties and on the rents charged.

    Additionally, the Corporation may be competing for investment opportunities with entities that have substantially greater financial resources than the Corporation. These entities may generally be able to accept more risk that the Corporation can prudently manage, including risks with respect to the geographic proximity of its investments. Competition may generally reduce the number of suitable investment opportunities offered to the Corporation and increase the bargaining power of property owners seeking to sell.

INVESTMENT IN SINGLE INDUSTRY

    The Corporation's current strategy is to acquire interests only in retail shopping centers and related properties. As a result, the Corporation will be subject to risks inherent in investments in a single industry. The effects on cash available for distribution to the Corporation's shareholders resulting from a downturn in the retail industry might be more pronounced than if the Corporation's portfolio were more diversified as to property types.

    Among the risks that the Corporation as an owner of Properties leased primarily to retail tenants may face are the volatile nature of the retail business and changes in consumer preferences, which may result in tenant failures or changes in the physical requirements of retailers that the owner may be required to accommodate in order to retain or attract tenants. Retail chains may overexpand in the same general market area, thereby creating competition with their own stores that may be in one or more of the Corporation's Properties. Because many anchor tenants frequently have negotiating power to demand the exclusive or sole right to sell certain types of products in a shopping center, the existence of such rights may adversely limit the owner's ability to lease space in the center to retailers of potentially competing products. The foregoing and similar factors may effect the profitability and cash flow, and resulting value, of the Corporation's Properties.

GEOGRAPHIC CONCENTRATION

    The Corporation's Properties are all located within the State of California, and within such state primarily in the San Diego County, greater Los Angeles and San Francisco Bay areas. The concentration of Properties subjects the Corporation to the strengths or weaknesses of the California economy and these local economies in a number of ways. The performance of the economy in each locality affects occupancy, market rental rates and expenses and, consequently, has an impact on the income from the Corporation's Properties and their underlying values. The financial results of major local employers may have an impact on the cash flow and value of certain of the Properties. A downturn in the economy of California in general or of any of these local economies could adversely affect the Corporation's income, cash flows and ability to pay expected dividends.

ACQUISITION AND DEVELOPMENT ACTIVITIES

    The Corporation intends to acquire existing retail commercial properties to the extent that they can be acquired on advantageous terms and meet the Corporation's investment criteria. Acquisitions of retail commercial properties entail general investment risks associated with any real estate investment, including the risk that investments will fail to perform as expected or that estimates of the cost of improvements to bring an acquired property up to standards established for the intended market position may prove inaccurate.

    The Corporation is pursuing certain commercial property development projects and expects to develop other projects. Such projects generally require various governmental and other approvals, the receipt of which cannot be assured. Approvals frequently require undertakings for public infrastructure improvements or other activities to mitigate the effects of the proposed development, whose costs also cannot be assured. The Corporation's development activities will entail a variety of other risks, including the risk that funds will be expended and management time will be devoted to projects which may not come to fruition; the risk that construction costs of a project may exceed original estimates, possibly making the project uneconomic; the risk that occupancy rates and rents at a completed project will be less than anticipated; and the risk that expenses at a completed development will be higher than anticipated. These risks may result in a reduction in the funds available for distribution.

DEBT FINANCING; RISK OF RISING INTEREST RATES

    The Corporation will be subject to the risks normally associated with debt financing, including the risk that the Corporation's cash flow will be insufficient to meet required payments of principal and interest, the risk that existing indebtedness on the Corporation's Properties cannot be refinanced or that the terms of such refinancing will not be as favorable as the terms of existing indebtedness.

ENVIRONMENTAL MATTERS

    Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate is liable for the costs of removal or remediation of certain hazardous or toxic substances on or in such property. Such laws often impose such liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. The presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's or operator's ability to sell or rent such property or to borrow using such property as collateral. Certain environmental laws impose liability for release of asbestos-containing materials into the air, and third parties may seek recovery from owners or operators of real properties for personal injuries associated with asbestos-containing materials. The Corporation may be potentially liable for removal or remediation costs, as well as certain other costs, including governmental fines and costs related to injuries to persons and property, resulting from the environmental condition of its Properties, regardless of whether the Corporation itself actually contributed to such condition.

INSURANCE COVERAGE LIMITATIONS

    The Corporation carries comprehensive general liability coverage and umbrella liability coverage on all of its Properties with limits of liability which the Corporation deems adequate to insure against liability claims and provide for the cost of defense. Similarly, the Corporation is insured against the risk of direct physical damage in amounts the Corporation estimates to be adequate to reimburse the Corporation on a replacement cost basis for costs incurred to repair or rebuild each property, including loss of rental income during the reconstruction period. Currently, the Corporation also insures certain of its Properties for loss caused by earthquake in the aggregate amount of $23 million. Because of the high cost of this type of insurance coverage and the wide fluctuations in price and availability, the Corporation has made the determination that the risk of loss due to earthquake and flood does not justify the cost to increase coverage limits any further under current market conditions.

CONSEQUENCES OF FAILURE TO QUALIFY AS A REIT

    The Company has operated so as to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). Although the Corporation believes that it has operated in a manner which satisfies the REIT qualification requirements since 1987, no assurance can be given that the Corporation's qualification as a REIT may not be challenged by the Internal Revenue Service for taxable years still subject to audit or that the Corporation will continue to qualify as a REIT in future years. A REIT generally is not taxed on income so long as it distributes to its shareholders at least 95% of its taxable income currently. Qualification as a REIT involves the satisfaction of numerous requirements (some on an annual or quarterly basis) established under highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations and involves the determination of various factual matters and circumstances not entirely within the Corporation's control. In the event the Corporation loses its qualification as a REIT for a year, unless entitled to relief under certain statutory provisions, the Corporation would also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. This treatment would reduce the net earnings of the Corporation available for investment or distribution to shareholders because of the additional tax liability of the Corporation for the years involved. In addition, distributions would no longer be required to be made. See "Federal Income Tax Considerations."

AUTHORITY TO ISSUE PREFERRED STOCK

    The Articles of Incorporation authorize the Board of Directors to issue up to 5,000,000 shares of Preference Stock ("Preferred Stock") and to establish the preferences and rights of any shares issued. See "Description of Common Stock." The issuance of Preferred Stock would likely result in the holders of the Preferred Stock being entitled to priority in distributions, thereby potentially reducing cash available for distribution to holders of Common Stock, and upon the liquidation of the Corporation. In addition, the issuance of Preferred Stock could involve the creation of voting rights for the holders of Preferred Stock that might result in their voting as a class with the holders of Common Stock or as a separate class on certain matters, including the election of one or more Directors of the Corporation. No Shares of Preferred Stock are currently issued or outstanding.

EFFECT OF VARIOUS MARKET FACTORS ON PRICE OF COMMON STOCK

    A variety of factors may influence the price of the Corporation's Common Stock in public trading markets. The Corporation believes that investors generally perceive REITs as yield-driven investments and compare the annual yield from distributions by REITs with yields on various other types of financial instruments. Thus an increase in market interest rates generally that result in higher yields on various other financial instruments could adversely affect the market price of the Corporation's Common Stock. Similarly, to the extent that the investing public has a negative perception of companies in the retail business or REITs that own and operate shopping centers and other properties catering to retail tenants, the value of the Corporation's Common Stock may be negatively impacted in comparison to shares of other REITs owning other types of properties and catering to different types of tenants.

                          DESCRIPTION OF COMMON STOCK

    The Corporation is authorized to issue 40,000,000 shares of Common Stock ("Common Stock") and 5,000,000 shares of Preferred Stock, each without stated par value. The shareholders are authorized to vote on all matters entitled to be voted upon by shareholders as provided in the California Corporations Code. At each election of Directors, each holder of Common Stock is entitled to vote the number of shares of Common Stock held by the shareholder for as many persons as there are Directors to be elected by vote of the holders of Common Stock, or to cumulate the shareholder's votes by giving one candidate as many votes as equal the number of shares of Common Stock held by the shareholder multiplied by the number of Directors to be elected by such holders, or by distributing such votes on the same principle among any number of such candidates. Holders of Common Stock do not have the right to vote on the acquisition or sale of any of the Corporation's investments (other than upon the dissolution of the Corporation or other disposition of substantially all of the Corporation's assets) or on the issuance of additional shares of authorized Common Stock or Preferred Stock.

    Subject to any prior rights of any Preferred Stock, each outstanding share of Common Stock has equal dividend and liquidation rights with every other outstanding share of Common Stock. Shares of Common Stock are non-assessable and have no preference, conversion, exchange or preemptive rights. Shareholders have no liability for the acts or obligations of the Corporation. The shares of Common Stock are transferable on the books or records of the Corporation in the same manner as shares of Common Stock of any other California corporation. The Corporation's shares of Common Stock are listed for trading on the New York Stock Exchange. Any shares of Common Stock offered hereby will also be listed on the New York Stock Exchange subject to official notice of issuance thereof.

    REDEMPTION AND RESTRICTION ON TRANSFER OF SHARES. Under the provisions of the Code, one of the requirements for qualification as a REIT is that at no time during the second half of any taxable year may five or fewer individuals own, directly or indirectly, more than 50% in value of the outstanding shares of stock of the REIT.

    In order that the Corporation may meet this requirement at all times, its Bylaws provide that no person shall at any time directly or indirectly acquire ownership of more than 9.8% of the outstanding shares of Common Stock of the Corporation. Shares owned by persons in excess of that amount are deemed "Excess Shares." For purposes of determining indirect ownership, the constructive ownership provisions applicable under Section 544(a) of the Code attribute ownership of stock owned by a corporation, partnership, estate or trust proportionately to its shareholders, partners or beneficiaries, attribute ownership of stock owned by family members to other members of the same family, treat stock for which a person has an option as actually owned by that person, and set forth rules as to when stock constructively owned by a person is considered to be actually owned by such person. Accordingly, shares of Common Stock owned by a person who actually owns less than 9.8% of those outstanding may nevertheless be Excess Shares where one or more of the foregoing relationships exists.

    The Bylaws provide that the Corporation may redeem any shares that are Excess Shares. From the date of notice of redemption, the shares called for redemption shall cease to be outstanding. The holder shall not be entitled to dividends, voting rights or other benefits except the right to payment by the Corporation of the redemption price. The redemption price will be the average closing sales price as reported by a national securities exchange during the 30-day period ending on the business day prior to the redemption date or, if there have been no closing sales, the bid and asked prices, as determined by the Directors. The Bylaws further provide that unless the Directors determine that it is in the interest of the Corporation to make earlier payment, the redemption price shall be payable only upon liquidation of the Corporation. The payment shall not exceed the amount which is the sum of the per-share distributions designated as (i) liquidating distributions, and (ii) return of capital distributions declared with respect to unredeemed shares subsequent to the redemption date (i.e., the amount per share that a shareholder whose shares are not redeemed would receive upon liquidation of the Corporation). However, if the person from whom the Excess Shares were redeemed sells a like number of shares within 30 days of the redemption date, the Corporation shall rescind the redemption of the Excess Shares unless counsel to the Corporation is of the opinion that such rescission would jeopardize the Corporation's tax status as a REIT. In that event, in lieu of rescission, the Corporation shall make immediate payment for the shares.

    The Bylaws authorize the Corporation to refuse to effect the transfer of any shares which would result in a person holding Excess Shares, and also provide that any purported acquisition of shares that would result in the disqualification of the Corporation as a REIT shall be null and void.

    The Bylaws provide that the foregoing provision shall not apply to acquisition of shares pursuant to a cash tender offer made for all outstanding shares of the Corporation if two-thirds of the outstanding shares not owned by the tender offeror and its associates are tendered pursuant to the offer. Such provisions also do not apply to the acquisition of shares by an underwriter in a public offering or to any transaction involving the issuance of shares by the Corporation when its Board of Directors determines that its qualification as a REIT would not be jeopardized.

    The Bylaws also grant the Board of Directors the authority to cause the Corporation, from time to time, to repurchase its shares.

    TRANSFER AGENT AND REGISTRAR. The transfer agent and registrar for the shares of Common Stock is First Chicago Trust Company of New York.

    PREFERRED STOCK. The Board of Directors of the Corporation has authority to issue up to 5,000,000 shares of Preferred Stock, which may be issued in one or more series with such rights, preferences, privileges and restrictions as are designated and established by the Board. No shares of Preferred Stock are outstanding and the Board of Directors has not established any series of Preferred Stock. The terms of any series of Preferred Stock established subsequent to the date of this Prospectus will be disclosed in an amendment hereto or in a Prospectus Supplement appended hereto.

                           DESCRIPTION OF DEBENTURES

    The Debentures will be issued in one or more series under an Indenture which may be supplemented by supplemental indentures (the "Indenture") between the Corporation and Fleet Bank of Massachusetts, N.A., as Trustee or other Trustee named in an applicable Prospective Supplement (the "Trustee"). The terms of the Debentures include those stated in the Indenture and those made part of the Indenture (before any supplements) by reference to the Trust Indenture Act of 1939, as amended (the "Act"). A copy of the form of the Indenture is filed as an exhibit to the Registration Statement and is incorporated herein by reference. The following is a summary of the Indenture, does not purport to the complete, and is qualified in its entirety by reference to the detailed provisions of the Indenture, including the definitions of certain terms. Parentical references to Sections are references to the corresponding section of the Indenture unless otherwise indicated.

    GENERAL. The Indenture does not limit the aggregate principal amount of Debentures that may be issued thereunder and provides that Debentures may be issued from time to time in one or more series. The Debentures will be unsecured general obligations of the Corporation which may be convertible into shares of Common Stock of the Corporation. Debentures of any series will bear interest from the date of delivery at the rate shown on the cover page of the applicable Prospectus Supplement. Principal (and premium, if any) and interest will be payable, the Debentures will be convertible and exchangeable, and transfers will be registrable, at the office or agency of the Corporation maintained for such purposes, initially at the offices of the Trustee. The Corporation may pay principal and interest by check and may mail an interest check to the address of the person entitled thereto as it appears in the Debenture Register (Paragraph 2 of the Debenture).

    The Debentures will be issued only in fully registered form in denominations of $1,000 principal amount or any integral multiple thereof (Section 2.03). The Debentures are exchangeable and transfers thereof will be registrable without charge therefor except that, the Corporation may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 2.06).

    CONVERSION RIGHTS. Any portion of the principal amount of any Debentures of any series which is $1,000 or an integral multiple thereof will be convertible into shares of Common Stock of the Corporation at any time prior to redemption or maturity, following the date set forth in the applicable Prospectus Supplement. The conversion price will be set forth on the cover of the applicable Prospectus Supplement (subject to adjustments as described below), except that the right to convert Debentures of a series called for redemption will terminate at the close of business on the specific redemption date and will be lost if not exercised prior to that time (Section 10.01).

    To protect the Corporation's status as a REIT, a Holder may not convert any Debenture, if as a result of such conversion any Person would then be deemed to beneficially own 9.8% or more in value of the Corporation's shares (Paragraph 7 of the Debenture).

    The conversion price will be subject to adjustment under certain conditions, including (i) the payment of dividends (and other distributions) in shares of Common Stock on any class of shares of capital stock of the Corporation; (ii) subdivisions, combinations and reclassifications of shares of Common Stock;
(iii) the issuance to all or substantially all holders of shares of Common Stock of rights or warrants entitling them to subscribe for or purchase shares of Common Stock at a price per share (or having a conversion price per share) at less than the current market price; as defined (but shares of Common Stock issued under the Corporation's dividend reinvestment plan or stock option plan will not be deemed to be issued pursuant to rights or warrants for this purpose); and (iv) distributions to all or substantially all holders of shares of Common Stock of any other class, or evidences of indebtedness or assets (including securities, but excluding those rights, warrants, dividends and distributions referred to above and dividends and distributions not prohibited under the terms of the Indenture including purchase rights under the dividend reinvestment plan) of the Corporation; subject to the limitation that all adjustments by reason of any of the foregoing would not be made until they result in a cumulative change in the conversion price of at least 1%. In the event the Corporation shall effect any capital reorganization or reclassification of its shares of Common Stock or shall consolidate or merge with or into any trust or corporation (other than a consolidation or merger in which the Corporation is the surviving entity) or shall sell or transfer substantially all its assets, the Holders of any series of the Debentures shall, if entitled to convert such Debentures at any time after such transaction, receive upon conversion thereof, in lieu of each share of Common Stock into which the Debentures would have been convertible prior to such transaction, the same kind and amount of stock and other securities, cash or property as shall have been issuable or distributable in connection with such transaction with respect to each share of Common Stock (Sections 10.04 and 10.10).

    A conversion price adjustment made according to the provisions of the Debentures of any series (or the absence of provision for such an adjustment) might result in a constructive distribution to the Holders of Debentures of such series or shares of Common Stock that would be subject to taxation as a dividend. The Corporation may, at its option, make such reductions in the conversion price, in addition to those set forth above, as the Board of Directors deems advisable to avoid or diminish any income tax to holders of shares of Common Stock resulting from any dividend or distribution of shares of Common Stock (or rights to acquire shares of Common Stock) or from any event treated as such for income tax purposes or for any other reason. The Board will have the power to resolve any ambiguity or correct any error in the provision relating to the adjustment of the conversion price of the Debentures of such series. Its actions shall be final and conclusive (Section 10.04).

    Fractional shares will not be issued upon conversion, but, in lieu thereof, the Corporation will pay a cash adjustment based upon market price (Section 10.08).

    The Holders of Debentures at the close of business on an interest payment record date shall be entitled to receive the interest payable on such Debentures on the corresponding interest payment date notwithstanding the conversion thereof. However, Debentures surrendered for conversion during the period from the close of business on any record date to the opening of business on the corresponding interest payment date must be accompanied by payment of an amount equal to the interest payable on such interest payment date. Holders of Debentures who convert Debentures on an interest payment date will receive the interest payable on such date and need not include payment of such interest upon surrender of the Debentures for conversion. Except as aforesaid, no payment or adjustment is to be made on conversion for interest accrued on the Debentures or for dividends on shares of Common Stock (Section 10.03).

    SUBORDINATION OF DEBENTURES. The indebtedness evidenced by the Debentures of any series will be subordinated and junior in rights of payment to the extent set forth in the Indenture to the prior payment in full of amounts then due on all Senior Indebtedness (as defined). No payment shall be made by the Corporation on account of principal of (or premium, if any) or interest on the Debentures of any series or on account of the purchase or other acquisition of Debentures of any series, if there shall have occurred and be continuing a default with respect to any Senior Indebtedness permitting the holders to accelerate the maturity thereof or with respect to the payment of any Senior Indebtedness, and such default shall be the subject of a judicial proceeding or the Corporation shall have received notice of such default from any holder of Senior Indebtedness, unless and until such default or event of default shall have been cured or waived or shall have ceased to exist. By reason of these provisions, in the event of default on any Senior Indebtedness, whether now outstanding or hereafter issued, payments of principal of (and premium if any) and interest on the Debentures of any series may not be permitted to be made until such Senior Indebtedness is paid in full, or the event of default on such Senior Indebtedness is cured or waived (Section 11.02).

    Upon any acceleration of the principal of the Debentures or any distribution of assets of the Corporation upon any receivership, dissolution, winding-up, liquidation, reorganization, or similar proceedings of the Corporation, whether voluntary or involuntary, or in bankruptcy or insolvency, all amounts due or to become due upon all Senior Indebtedness must be paid in full before the Holders of the Debentures of any series or the Trustee are entitled to receive or retain any assets so distributed in respect of the Debentures (Section 11.02). By reason of this provision, in the event of insolvency, Holders of the Debentures of any series may recover less, ratably, than holders of Senior Indebtedness.

    "Senior Indebtedness" is defined to mean the principal, premium, if any, unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Corporation whether or not a claim for post-filing interest is allowed in such proceeding), fees, charges, expenses, reimbursement and indemnification, obligations, and all other amounts payable under or in respect of Indebtedness (as defined) of the Corporation, whether any such Indebtedness exists as of the date of the Indenture or is created, incurred, assumed or guaranteed after such date. Senior Indebtedness includes, without limitation, indebtedness under the Corporation's secured and unsecured bank lines the amount of which at the time of any Offering of Securities hereunder will be described in the applicable Prospectus Supplement. There is no limit on the amount of Senior Indebtedness that the Corporation may incur (Section 11.01).

    "Indebtedness" with respect to any Person is defined to mean:

        (i) all indebtedness for money borrowed whether or not evidenced by a promissory note, draft, or similar instrument;

        (ii) that portion of obligations with respect to leases that is properly classified as a liability on a balance sheet in accordance with generally accepted accounting principles;

        (iii) notes payable and drafts accepted representing extensions of credit;

        (iv) any balance owed for all or any part of the deferred purchase price of property or services which purchase price is due more than six months from the date of incurrence of the obligation in respect thereof (except any such balance that constitutes (a) a trade payable or an accrued liability arising in the ordinary course of business or (b) a trade draft or note payable issued in the ordinary course of business in connection with the purchase of goods or services), if and to the extent such debt would appear as a liability upon a balance sheet of such person prepared in accordance with generally accepted accounting principles; and

        (v) any deferral, amendment, renewal, extension, supplement or refunding of any liability of the kind described in any of the preceding clauses (i) through (iv);

PROVIDED, HOWEVER, that, in computing the "Indebtedness" of any Person, there shall be excluded any particular indebtedness if, upon or prior to the maturity thereof, there shall have been deposited with a depository in trust money (or evidences of indebtedness if permitted by the instrument creating such indebtedness in the necessary amount to pay, redeem or satisfy such indebtedness as it becomes due, and the amount so deposited shall not be included in any computation of the assets of such Person (Section 1.01).

    OPTIONAL REDEMPTION. The Debentures of any series will be subject to redemption, in whole or in part, or on any date subsequent to the date set forth in the Prospectus Supplement at the option of the Corporation on at least 30 days' prior notice by mail at a redemption price equal to 100% (or such greater price as is set forth in the Prospectus Supplement relating to such series of Debentures) of the principal amount, plus interest accrued to the date of redemption (Section 3.01). The Corporation may exercise its redemption powers over a Holder's securities at anytime to the extent deemed sufficient by the Corporation to prevent the Holder of such securities or any other person having an interest therein if such securities were converted into Common Stock from being deemed to own Excess Shares (See "Description of Common Stock Redemption and Restriction on Transfer of Shares"). The Indenture does not contain any provision requiring the Corporation to repurchase Debentures at the option of the Holders in the event of a leveraged buyout, recapitalization or similar restructuring of the Corporation, even though the Corporation's creditworthiness and the market value of the Debentures may decline significantly as a result of such transaction. Nor does the Indenture protect Holders against any decline in credit quality.

    DIVIDENDS, DISTRIBUTIONS AND ACQUISITIONS OF SHARES. The Indenture provides that the Corporation will not (i) declare or pay any dividend or make any distribution to holders of its capital stock (other than dividends or distributions payable in its shares or other than as the Corporation determines is necessary to maintain its REIT status) or (ii) purchase, redeem or otherwise acquire or retire for value any of its capital stock or permit any subsidiary to do so, if at the time of such action an Event of Default (as defined in the Indenture) has occurred and is continuing or would exist immediately after giving effect to such action (Section 4.06).

    MODIFICATION OF THE INDENTURE. With certain exceptions, the rights and obligations of the Corporation and the rights of Holders of any series of Debentures may only be modified by the Corporation and the Trustee with the consent of the Holders of at least a majority in principal amount of each series of affected Debentures. Without the consent of each affected Debenture Holder, no amendment or waiver of supplement may (i) reduce the principal of, or rate of interest on, any Debenture; (i) reduce the principal of, or rate of interest on any Debenture, (ii) change the stated maturity date of the principal of, or any installment of interest on, any Debenture; (iii) waive a default in the payment of the principal amount of, or the interest on, or any premium payable on redemption of, any Debenture; (iv) change the currency for payment of the principal of, or premium or interest on, any Debenture; (v) impair the right to institute suit for the enforcement of any such payment when due; (vi) adversely affect the right to convert any Debenture; (vii) reduce the amount of outstanding Debentures necessary to consent to an amendment or waiver provided for in the Indenture; or (viii) modify any provisions of the Indenture relating to the modification, supplement and amendment of the Indenture or waivers of past defaults, except as otherwise specified (Section 9.02).

    EVENTS OF DEFAULT, NOTICE AND WAIVER. The following are Events of Default under the Indenture; (i) default in the payment of interest on the Debentures of such series when due and payable, which continues for 30 days; (ii) default in the payment of principal of (and premium, if any) on the Debentures when due, at maturity, upon redemption or otherwise, which continues for five Business Days;
(iii) failure to perform any other covenant of the Corporation contained in the Indenture or any Debenture which continues for 60 days after written notice is given as provided in the Indenture; (iv) default under any bond, debenture or other Indebtedness of the Corporation, or any subsidiary if (a) either (x) such event of default results from the failure to pay any such Indebtedness at maturity or (y) as a result of such event of default, the maturity of such Indebtedness has been accelerated prior to its expressed maturity and such acceleration shall not be rescinded or annulled or the accelerated amount paid within ten days after notice to the Corporation of such acceleration, or such Indebtedness having been discharged, and (b) the principal amount of such Indebtedness, together with the principal amount of any other Indebtedness in default for failure to pay principal or interest thereon, or the maturity of which has been so accelerated, aggregates $10,000,000 or more; and (v) certain events of bankruptcy, insolvency or reorganization relating to the Corporation (Section 6.01). If an Event of Default shall occur and be continuing, the Trustee or the Holders of a majority in aggregate principal amount of any Debentures may declare the Debentures due and payable (Section 6.02).

    The Indenture provides that the Trustee shall, within 90 days after the occurrence of any Default or Event of Default with respect to the Debentures of any series, give to the Holders of Debentures notice of all uncured Defaults or Events of Default known to it. The Trustee shall be protected if in good faith it determines that the withholding of such notice is in the interest of the Holders of Debentures of any series, except in the case of a default in the payment of the principal of (or premium, if any) or interest on any of the Debentures of such series in which event notice must be given (Section 7.05).

    The Indenture provides that the Holders of a majority in aggregate principal amount of the outstanding Debentures of any series may direct the time, method and place of conducting any proceedings for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debentures of such series (Section 6.05). The right of a Holder to institute a proceeding with respect to the Indenture is subject to certain conditions including notice and indemnity to the Trustee, but the Holder has an absolute right to receipt of principal of (and premium, if any) and interest on such Holder's Debenture on or after the respective due dates expressed in the Debentures and to institute suit for the enforcement of any such payments (Section 6.06).

    The Holders of a majority in principal amount of the outstanding Debentures of any series may on behalf of the Holders of all Debentures of such series waive certain past defaults, except a default in payment of the principal of (and premium, if any) or interest on any Debentures of such series or in respect of certain provisions of the Indenture which cannot be modified or amended without the consent of the Holder of each Debenture affected thereby (Section 9.02).

    The Corporation will be required to furnish the Trustee annually a statement of certain officers of the Corporation stating whether or not they know of any Default or Events of Default (as defined in the Indenture) and, if they have such knowledge, a description of the efforts to remedy the same (Section 4.05).

    CONSOLIDATION, MERGER, SALE OR CONVEYANCE. The Corporation may merge or consolidate with, or sell or convey all or substantially all of its assets to, any other corporation or entity, provided that (i) either the

Corporation shall be the continuing entity, or the successor entity (if other than the Corporation) shall be an entity organized and existing under the laws of the United States or a state thereof or the District of Columbia (although it may, in turn, be owned by a foreign entity) and such entity shall expressly assume by supplemental indenture all of the obligations of the Corporation under the Debentures and the Indenture; (ii) immediately after giving effect to such transactions no Default or Event of Default shall have occurred and be continuing, and (iii) the Corporation shall have delivered to the Trustee an Officers' Certificate and opinion of counsel, stating that the transaction and supplemental indenture comply with the Indenture (Section 5.01).

    REORGANIZATION AND OTHER TRANSACTIONS. The Indenture does not afford the Holders of the Debentures any protection from a decline of credit quality nor does it give any protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction ("Leveraged Transaction") involving the Corporation that may adversely affect Holders of the Debentures, except to the limited extent described above. The Indenture does not contain any provision requiring the Corporation to repurchase any of the Debentures in the event of a Leveraged Transaction, even though the Corporation's creditworthiness and the market value of the Debentures may decline significantly as a result of any such transaction.

                       FEDERAL INCOME TAX CONSIDERATIONS

    THE FOLLOWING SUMMARY OF MATERIAL FEDERAL INCOME TAX CONSIDERATIONS IS BASED ON CURRENT LAW AND DOES NOT PURPORT TO DEAL WITH ALL ASPECTS OF TAXATION THAT MAY BE RELEVANT TO PARTICULAR SHAREHOLDERS IN LIGHT OF THEIR PERSONAL INVESTMENT OR TAX CIRCUMSTANCES, OR TO CERTAIN TYPES OF SHAREHOLDERS (INCLUDING INSURANCE COMPANIES, FINANCIAL INSTITUTIONS AND BROKER-DEALERS) SUBJECT TO SPECIAL TREATMENT UNDER THE FEDERAL INCOME TAX LAWS. CERTAIN FEDERAL INCOME TAX CONSIDERATIONS RELEVANT TO HOLDERS OF THE SECURITIES WILL BE PROVIDED IN THE APPLICABLE PROSPECTUS SUPPLEMENT RELATING THERETO.

    EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT HIS OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OF THE PURCHASE, OWNERSHIP AND SALE OF THE SECURITIES.

GENERAL

    The Corporation believes that since its formation it has operated in a manner that permits it to satisfy the requirements for taxation as a REIT under the applicable provisions of the Code. The Corporation intends to continue to operate to satisfy such requirement. No assurance can be given, however, that such requirements will be met.

    The sections of the Code relating to qualification and operation as a REIT are highly technical and complex. The following sets forth the material aspects of the Code sections that govern the Federal income tax treatment of a REIT and its shareholders. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations thereunder, and administrative and judicial interpretations thereof. Goodwin, Procter & Hoar LLP has acted as tax counsel to the Corporation in connection with the Corporation's election to be taxed as a REIT.

    In the opinion of Goodwin, Procter & Hoar LLP, commencing with the Corporation's taxable year ended December 31, 1987, the Corporation has been organized in conformity with the requirements for qualification as a REIT, and its method of operation has and will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code. This opinion is based on various assumptions and is conditioned upon certain representations made by the Corporation as to factual matters. Moreover, such qualification and taxation as a REIT depends upon the Corporation's ability to meet, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed upon the Code discussed below, the results of which will not be reviewed by Goodwin, Procter & Hoar LLP. Accordingly, no assurance can be given that the actual results of the Corporation's operations for any particular taxable year will satisfy such requirements. See "-- Failure to Qualify."

    In brief, if certain detailed conditions imposed by the REIT provisions of the Code are met, entities, such as the Corporation, that invest primarily in real estate and that otherwise would be treated for Federal income tax purposes as corporations, are generally not taxed at the corporate level on their "REIT taxable income" that is currently distributed to shareholders. This treatment substantially eliminates the "double taxation" (i.e., taxation at both the corporate and shareholder levels) that generally results from the use of corporate investment vehicles. If the Corporation fails to qualify as a REIT in any year, however, it will be subject to Federal income tax as if it were a domestic corporation, and its shareholders will be taxed in the same manner as shareholders of ordinary corporations. In this event, the Corporation could be subject to potentially significant tax liabilities and the amount of cash available for distribution to its shareholders could be reduced.

TAXATION OF THE CORPORATION

    In any year in which the Corporation qualifies as a REIT, in general it will not be subject to Federal income tax on that portion of its net income that it distributes to shareholders. This treatment substantially eliminates the "double taxation" on income at the corporate and shareholder levels that generally results form investment in a corporation. However, the REIT will be subject to federal income tax as follows: First, the REIT will be taxed at regular corporate rates on any undistributed real estate investment trust taxable income, including undistributed net capital gains. Second, under certain circumstances, the REIT may be subject to the "alterative minimum tax" on its items of tax preference. Third, if the REIT has (i) net income from the sale or other disposition of "foreclosure property" which it held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the REIT has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property), such income will be subject to a 100% tax. Fifth, if the REIT should fail to satisfy the 75% gross income test or the 95% gross income test (discussed below), and has nonetheless maintained its qualification as a real estate investment trust because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which the REIT fails the 75% or 95% test. Sixth, if the REIT should fail to distribute during each calendar year at least the sum of (i) 85% of its real estate investment trust ordinary income for such year, (ii) 95% of its real estate investment trust capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the REIT will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if the REIT acquires any asset from a C corporation (i.e., generally a corporation subject to full corporate-level tax) in a transaction in which the basis of the asset in the REIT's hands is determined by reference to the basis of the asset (or any other property) in the hands of the C Corporation, and the REIT recognizes on the disposition of such asset during the 10 year period beginning on the date on which such asset was acquired by the REIT, then, to the extent of any built-in gain at the time of acquisition, such gain will be subject to tax at the highest regular corporate rate, assuming the REIT will make an election pursuant to IRS Notice 88-19.

REQUIREMENTS FOR QUALIFICATION

    The Code defines a real estate investment trust as a corporation, trust or association (1) which is managed by one or more trustees or directors; (2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (3) which would be taxable as a domestic corporation but for Sections 856 through 860 of the Code; (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code; (5) the beneficial ownership of which is held by 100 or more persons; (6) not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code) at any time during the last half of each taxable year; and (7) which meets certain other tests, described below, regarding the nature of income and assets. Conditions (1) through (4) must be met during the entire taxable year, and condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months.

    In order to ensure compliance with the ownership tests described above, the Corporation's Bylaws contain certain restrictions on the transfer of stock to prevent undue concentration of stock ownership. Moreover, to evidence compliance with these requirements, the Corporation must maintain records which disclose the actual ownership of its outstanding stock. In fulfilling its obligations to maintain records, the Corporation must demand written statements each year from the record holders of designated percentages of its stock disclosing the actual owners of such stock. A list of those persons failing or refusing to comply with such demand must be maintained as part of the Corporation's records. A shareholder failing or refusing to comply with the Corporation's written demand must submit with his tax returns a similar statement disclosing the actual ownership of stock and certain other information. In addition, the Bylaws contain provisions authorizing the redemption and restrictions on the transfer of its shares that are intended to assist the Corporation in continuing to satisfy the share ownership requirements. See "Description of Common Stock Redemption -- Restriction on Transfer of Shares."

ASSET TESTS

    At the close of each quarter of its taxable year, the Corporation must satisfy two tests relating to the nature of its assets. First, at least 75% of the value of the Corporation's total assets must be represented by interests in real property, interests in mortgages on real property, shares in other REITs, cash, cash items and government securities (as well as certain temporary investments in stock or debt instruments purchased with the proceeds of new capital raised by the Corporation). Second, although the remaining 25% of the Corporation's assets generally may be invested without restrictions, securities in this class may not exceed either (i) 5% of the value of the Corporation's total assets as to any one nongovernment issuer, or (ii) 10% of the outstanding voting securities of any one issuer (except a wholly-owned subsidiary of the REIT that meets the definition of a "qualified REIT subsidiary").

GROSS INCOME TESTS

    There are three separate percentage tests relating to the sources of a REIT's gross income which must be satisfied for each taxable year.

    THE 75% TEST. At least 75% of the qualifying REIT's gross income for the taxable year must consist of (i) rents from real property (consistent with the discussion below); (ii) interest on obligations collateralized by mortgages on, or interest in, real property; (iii) gains from the sale or other disposition of interests in real property and real estate mortgages, other than gain from property held primarily for sale to customers in the ordinary course of the REIT's trade or business ("dealer property"); (iv) dividends or other distributions on shares in other REITs, as well as gain from the sale of such shares; (v) abatements and refunds of real property taxes; (vi) income from the operation, and gain from the sale, of property acquired at or in lieu of a foreclosure of the mortgage collateralized by such property ("foreclosure property"); and (vii) commitment fees received from agreeing to make loans collateralized by mortgages on real property or to purchase or lease real property.

    Rents received from a tenant will not, however, qualify as rents from real property in satisfying the 75% test (or the 95% gross income test described below) if the REIT, or an owner of 10% or more of the REIT, directly or constructively owns 10% or more of such tenant (a "related party tenant"). In addition, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of the rent attributable to such personal property will not qualify as rents from real property. Moreover, an amount received or accrued generally will not qualify as rents from real property (or as interest income) for purposes of the 75% and 95% gross income tests if it is based in whole or in part on the income or profits of any person. Rent or interest will not be disqualified, however, solely by reason of being based on a fixed percentage or percentages of receipts or sales. Finally, for rents received to qualify as rents from real property, the REIT generally must not operate or manage the property or furnish or render services to tenants, other than through an "independent contractor" from whom the REIT derives no revenue. The "independent contractor" requirement, however, does not apply to the extent that the services provided by the REIT are usually or customarily rendered in connection with the rental of space for occupancy only, and are not otherwise rendered primarily for the benefit of the tenant. The Corporation believes that the management services provided by it with respect to the Properties that it owns are of the type that are usually or customarily rendered in connection with the rental of space for occupancy only, and therefore that the provision of such service will not cause the rents received with respect to the Properties to fail to qualify as rents from real property for purposes of the 75% and 95% gross income tests.

    THE 95% TEST. In addition to deriving 75% of its gross income from the sources listed above, at least 95% of the qualifying REIT's gross income for the taxable year must be derived from the above-described qualifying income, or from dividends, interest or gains from the sale or disposition of stock or other securities that are not dealer property. Dividends and interest on any obligation not collateralized by an interest on real property are included for purposes of the 95% test, but not for purposes of the 75% test. For purposes of determining whether the REIT complies with the 75% and 95% income tests, gross income does not include income from prohibited transactions. A "prohibited transaction" is a sale of dealer property, excluding certain property held by the REIT for at least four years and foreclosure property.

    The Corporation believes that it has held and managed its real estate Properties in a manner that has given rise to rental income qualifying under the 75% and 95% gross income tests. Even if the Corporation fails to satisfy one or both the 75% or 95% gross income tests for any taxable year, it may still qualify as a REIT for such year if it is entitled to relief under certain provision of the Code. These relief provisions will generally be available if:
(i) the Corporation's failure to comply was due to reasonable cause and not to willful neglect; (ii) the Corporation reports the nature and amount of each item of its income included in the 75% and 95% gross income tests on a schedule attached to its tax return; and (iii) any incorrect information on this schedule is not due to fraud with intent to evade tax. If these relief provisions apply, the Corporation would, however, still be subject to a special tax upon the greater of the amount by which it fails either the 75% or 95% gross income test for that year.

    THE 30% TEST. Finally, a qualifying REIT must derive less than 30% of its gross income for each taxable year from the sale or other disposition of (i) real property held for less than four years (other than foreclosure property and involuntary conversions), (ii) stock or securities held for less than one year, and (iii) property in a prohibited transaction. The Corporation believes that it has satisfied this requirement in each year.

ANNUAL DISTRIBUTION REQUIREMENTS

    The Corporation, in order to qualify as a REIT, is required to distribute dividends (other than capital gain dividends) to its shareholders each year in an amount at least equal to (a) the sum of (i) 95% of the Corporation's REIT taxable income (computed without regard to the dividends paid deduction and the REIT's net capital gain) and (ii) 95% of the net income (after tax), if any, from foreclosure property, minus (b) the sum of certain items of non-cash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Corporation timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that the Corporation does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its REIT taxable income, as adjusted, it will be subject to tax on the undistributed amount at regular capital gains or ordinary corporate tax rates, a the case may be. Furthermore, if the

REIT should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year, and (iii) any undistributed taxable income from prior periods, it would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. The Corporation believes that it has made timely distributions sufficient to satisfy the annual distribution requirements. Even if it fails to meet the 95% distribution requirement in any year as a result of an adjustment to the Corporation's tax return by the Service, the Corporation may retroactively cure the failure by paying a "deficiency dividend" (plus applicable penalties and interest) within a specified period.

FAILURE TO QUALIFY

    If the Corporation fails to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, it will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to shareholders in any year in which the Corporation fails to qualify will not be deductible by the Corporation, nor will they be required to be made. In such event, to the extent of the Corporation's current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income, and, subject to certain limitations in the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Corporation also would be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost.

TAXATION OF SHAREHOLDERS

    As long as the Corporation qualifies as a REIT, distributions made to the Corporation's taxable U.S. shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by such U.S. shareholders as ordinary income and will not be eligible for the dividends received deduction generally available to corporations. As used herein, the term "U.S. shareholder" means a holder of Common Stock that for U.S. federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created or organized in or under the laws of the United States or any political subdivision thereof, or
(iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source and does not (iv) have special status under the Code, such as a tax-exempt organization. Distributions that are designated by the Corporation as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed the Corporation's actual net capital gain for the taxable year) without regard to the period for which the shareholder has held his Common Stock. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions in excess of current and accumulated earnings and profits will not be taxable to a shareholder to the extent that they do not exceed the adjusted basis of the shareholders Common Stock, but rather will reduce the adjusted basis of such stock. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a shareholder's Common Stock, the distributions will be included in income as long-term capital gain (or short-term capital gain if the Common Stock has been held for one year or less) assuming the Common Stock is a capital asset in the hands of the shareholder. In addition, any dividend declared by the Corporation in October, November or December of any year and payable to a shareholder of record on a special date in any such month shall be treated as both paid by the Corporation and received they the shareholder on December 31 of such year, provided that the distribution is actually paid by the Corporation during January of the following capital year.

    Investors are urged to consult their own tax advisors with respect to the tax consequences arising under federal law and the laws of any state, municipality or other taxing jurisdiction. Foreign investors should consult their own tax advisors concerning the tax consequences of an investment in the Corporation including the possibility of United States income tax withholding on Corporation distributions.

                              PLAN OF DISTRIBUTION

    The Corporation may sell the Securities in any of three ways: (i) through underwriting syndicates represented by one or more managing underwriters, or by one or more underwriters without a syndicate; (ii) through agents designated from time to time; or (iii) directly to institutional investors. The names of any underwriters or agents of the Corporation involved in the sale of the Securities for which this Prospectus is being delivered, and any applicable commission or discounts, will be set forth in the Prospectus Supplement. The net proceeds to the Corporation from such sale shall be set forth in the Prospectus Supplement.

    Under agreements entered into with the Corporation, agents and underwriters may be entitled to indemnification by the Corporation against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may engage in transactions with or perform services for the Corporation in the ordinary course of business.

                                 LEGAL MATTERS

    The validity of the Securities that are the subject of this Prospectus will be passed upon for the Corporation by Goodwin, Procter & Hoar LLP, Boston, Massachusetts. In the case of an underwritten public offering, certain legal matters will be passed upon for the Underwriters by legal counsel named in the applicable Prospectus Supplement. Each such legal counsel may rely, as to matters of California law, upon the opinion of California counsel named in the applicable Prospectus Supplement.

                                    EXPERTS

    The financial statements and the related financial statement schedules incorporated in this Prospectus by reference from the Corporation's Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND ANY APPLICABLE PROSPECTUS SUPPLEMENT AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE CORPORATION, ANY UNDERWRITERS OR ANY OTHER PERSON. THIS PROSPECTUS AND ANY APPLICABLE PROSPECTUS SUPPLEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES TO WHICH IT RELATES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. THE DELIVERY OF THIS PROSPECTUS OR ANY APPLICABLE PROSPECTUS SUPPLEMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                                   PAGE
                                                 ---------
Available Information..........................          2
Incorporation of Certain Documents by
 Reference.....................................          2
The Corporation................................          4
Ratios of Earnings to Fixed Charges............          4
Use of Proceeds................................          4
Risk Factors...................................          5
Description of Common Stock....................          9
Description of Debentures......................         10
Federal Income Tax Considerations..............         15
Plan of Distribution...........................         20
Legal Matters..................................         20
Experts........................................         20

                                BURNHAM PACIFIC
                                PROPERTIES, INC.

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                                JANUARY 23, 1997

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

ITEM 16.  EXHIBITS

     *1.0  Form of Underwriting Agreement. (Common Stock)

     *1.1  Form of Underwriting Agreement (Debentures)

     *1.2  Form of Placement Agency Agreement.

     *1.3  Form of Escrow Agreement

      3.1  Articles of Incorporation of the Corporation, incorporated by reference to
           Registration Statement No. 33-14571. Reference is also made to pages A-4 through A-6 of Registration Statement No. 33-20489 for amendments adopted at the Corporation's
           Annual Meeting of Shareholders on June 3, 1988, and to pages 9 and 10 of the Proxy
           Statement dated March 31, 1989, for amendments adopted at the Corporation's Annual
           Meeting of Shareholders on May 2, 1989.

      3.2  Bylaws of the Corporation as amended and restated May 3, 1994, incorporated by reference to pages A-1 through A-20 of the Corporation's Proxy Statement for its
           1994 Annual Meeting, filed March 30, 1994.

      4.0  Share certificate for Common Stock of the Corporation, incorporated by reference to
           Exhibit 4.0 to Registration Statement No. 33-20489.

     *4.1  Form of Trust Indenture.

     *5.0  Opinion of Goodwin, Procter & Hoar as to legality of Securities (including consent).

     10.2  Burnham Pacific Properties, Inc. Stock Option Plan as Amended and Restated as of May
           17, 1996, incorporated by reference to Exhibit 10.1 to Registration Statement No.
           333-10559 on Form S-8.

   **10.3  Revolving Loan Agreement dated November 18, 1996 between the Corporation, as
           Borrower, and Nomura Asset Capital Corporation, as Lender.

   **12.1  Computation of Ratio of Earnings to Fixed Charges.

   **23.0  Consent of Deloitte & Touche LLP.

     24.0  Power of Attorney (included as a part of the signature page of this post-effective
           Amendment No. 1).

    *99.0  Form T-1.

------------------------

 * Previously filed
** Filed herewith

ITEM 17.  UNDERTAKINGS

    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to Directors, officers and controlling persons of the Corporation, the Corporation has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the act and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Corporation of expenses incurred or paid by a Director, officer or controlling person of the Corporation in the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person in connection with the securities being registered, the Corporation will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registration pursuant to Rule 4254(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    The undersigned registrant also hereby undertakes:

    (1) To file, during any period in which offers and sales are being made, a post-effective amendment to this registration statement;

        (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

        (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by these paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

    (2) That, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this post-effective amendment to Registration Statement No. 33-68712 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California on January 22, 1997.

                                          BURNHAM PACIFIC PROPERTIES, INC.

                                          By: /s/ J. DAVID MARTIN
                                             -----------------------------------
                                             Name: J. David Martin
                                             Title:  President

    Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed by the following persons in the capacities and on the date indicated, each of whom also constitutes and appoints
J. David Martin or Daniel B. Platt, and each of them singly, his true and lawful attorney-in-fact and agent, for him, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same with all exhibits thereto, any other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and conforming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

                      SIGNATURE                                       CAPACITY                       DATE
------------------------------------------------------  ------------------------------------  -------------------

                 /s/ J. DAVID MARTIN                    President, Chief Executive Officer
     -------------------------------------------          (Principal Executive Officer) and    January 22, 1997
                   J. David Martin                        Director

                 /s/ DANIEL B. PLATT
     -------------------------------------------        Chief Financial Officer                January 17, 1997
                   Daniel B. Platt

                /s/ JEFFREY R. FISHER
     -------------------------------------------        Director of Finance and Treasurer      January 22, 1997
                  Jeffrey R. Fisher                       (Principal Accounting Officer)

                  /s/ MALIN BURNHAM
     -------------------------------------------        Chairman of the Board of Directors     January 22, 1997
                    Malin Burnham

              /s/ PHILIP L. GILDRED, JR.
     -------------------------------------------        Director                               January 22, 1997
                Philip L. Gildred, Jr.

                /s/ JAMES D. KLINGBEIL
     -------------------------------------------        Director                               January 16, 1997
                  James D. Klingbeil

                      SIGNATURE                                       CAPACITY                       DATE
------------------------------------------------------  ------------------------------------  -------------------
     -------------------------------------------        Director
                 Victor B. MacFarlane

                  /s/ DONNE P. MOEN
     -------------------------------------------        Director                               January 22, 1997
                    Donne P. Moen

                  /s/ THOMAS A. PAGE
     -------------------------------------------        Director                               January 22, 1997
                    Thomas A. Page

                /s/ PHILIP S. SCHLEIN
     -------------------------------------------        Director                               January 16, 1997
                  Philip S. Schlein

                /s/ RICHARD R. TARTRE
     -------------------------------------------        Director                               January 17, 1997
                  Richard R. Tartre

                                 EXHIBIT INDEX

                                                                                                      SEQUENTIALLY
EXHIBIT NO.                                       DESCRIPTION                                         NUMBERED PAGE
-----------  -------------------------------------------------------------------------------------  -----------------
      *1.0   Form of Underwriting Agreement. (Common Stock)

      *1.1   Form of Underwriting Agreement (Debentures)

      *1.2   Form of Placement Agency Agreement.

      *1.3   Form of Escrow Agreement

       3.1   Articles of Incorporation of the Corporation, incorporated by reference to
             Registration Statement No. 33-14571. Reference is also made to pages A-4 through A-6 of Registration Statement No. 33-20489 for amendments adopted at the Corporation's
             Annual Meeting of Shareholders on June 3, 1988, and to pages 9 and 10 of the Proxy
             Statement dated March 31, 1989, for amendments adopted at the Corporation's Annual
             Meeting of Shareholders on May 2, 1989.

       3.2   Bylaws of the Corporation as amended and restated May 3, 1994, incorporated by reference to pages A-1 through A-20 of the Corporation's Proxy Statement for its 1994
             Annual Meeting, filed March 30, 1994.

       4.0   Share certificate for Common Stock of the Corporation, incorporated by reference to
             Exhibit 4.0 to Registration Statement No. 33-20489.

      *4.1   Form of Trust Indenture.

      *5.0   Opinion of Goodwin, Procter & Hoar as to legality of Securities (including consent).

      10.2   Burnham Pacific Properties, Inc. Stock Option Plan as Amended and Restated as of May
             17, 1996, incorporated by reference to Exhibit 10.1 to Registration Statement No.
             333-10559 on Form S-8.

    **10.3   Revolving Loan Agreement dated November 18, 1996 between the Corporation, as
             Borrower, and Nomura Asset Capital Corporation, as Lender.

    **12.1   Computation of Ratio of Earnings to Fixed Charges.

    **23.0   Consent of Deloitte & Touche LLP.

      24.0   Power of Attorney (included as a part of the signature page of this post-effective
             Amendment No. 1).

     *99.0   Form T-1.

------------------------

 * Previously filed.
** Filed herewith.